UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON june 21st, 2011

DATE, TIME, AND PLACE:

June 21st, 2011, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Fabio Colletti Barbosa – Chairman of the Board of Directors; Mr.  Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mss. Viviane Senna Lalii - Directors. Absents by justified reasons the Messrs. José Antonio Alvarez Alvarez and José Manuel Tejón Borrajo. The Senior Vice-President Executive Officer Mr. Carlos Alberto López Galán was also attended the Meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Fabio Colletti Barbosa, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) Approve the proposal for declaration of Interest on Company’s Capital and Interim Dividends, in the amount of R$ 550,000,000.00 and R$ 100,000,000.00, respectively, according to the proposal of the Board of Executive Officers of June 20, 2011; (b) approve the Company’s Code of Ethics;  (c) approve the "Policy Management of Intangible Brand" of the Company; (d) Acknowledge the contents of 0081/2011-BCB/Desup/GTSP1/Cosup-02 Letter issued by the Central Bank of Brazil; and (e) Acknowledge of the Company´s economic-financial results for May, 2011.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matters, and based on the documents submitted to the Directors, which will be filed at the Company’s main place of business, the Company´s Board of Directors, unanimously and without any restrictions, resolved to:

[Free English Translation]

(a)        Approved, pursuant to Article 17, item X and XVIII of the Company´s Bylaws, the proposal of the Board of Executive Officers, according to the meeting held on June 20, 2011, at 10:00a.m., for the declaration, ad referendum of the Company´s Ordinary Shareholders Meeting to be held on 2012, of: (i) Interest on the Company´s Capital in the gross amount of R$ 550,000,000.00 (five hundred and fifty million reais), corresponding to R$ 1.3168469 per batch of one thousand (1,000) common shares, R$ 1.4485316 per batch of one thousand (1,000) preferred shares, and R$ 144.8531559 per batch of one thousand (1,000) Units, which after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 1.1193198 per batch of one thousand (1,000) common shares, R$ 1.2312518 per batch of one thousand (1,000) preferred shares, and R$ 123.1251825 per batch of one thousand (1,000) Units, except for immune and/or exempt shareholders; and (ii) Interim dividends, pursuant to article 35, item II, of the Company’s Bylaws, based on the profits determined in the balance sheet prepared specifically for this purpose, on May 31st, 2011, in the amount of R$ 100,000,000.00 (one hundred million reais), corresponding to R$ 0.2394267 per batch of one thousand (1,000) common shares, R$ 0.2633694 per batch of one thousand (1,000) preferred shares, and R$ 26.3369370 per batch of one thousand (1,000) Units. According to the Proposal of the Board of Executive Officers, the shareholders entitled for the Interest on Company’s Capital and Interim Dividends, hereby approved, will be the ones registered in the Company’s books at the end of June 21st, 2011, including. Therefore, as of June 22nd, 2011, the Company’s shares shall be traded “Ex- Dividends/Interest on Capital”. The amount of Interests on Capital and Interim Dividends approved shall be fully included in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2011, and shall be paid in a future date to be determined. It was certified to the Directors that the value of the Interest on Company’s Capital proposed by the Executive Officers in the base-year meets the limits established in the tax regulations. Finally, the Directors authorized the Board of Executive Officers to take all measures required to publish the relevant “Notice to the Shareholders”, to disclose the resolutions herein to the market;

(b)       Approved the Company’s Code of Ethics, whose rules of conduct are aimed at employees of the Company and its subsidiaries, and shall henceforth as of this date;

(c)          Approved, pursuant the proposal showed, the “Policy Management of Intangible Brand” of Company, and shall henceforth as of this date;

(d)       Acknowledge the contents of 0081/2011-BCB/Desup/GTSP1/Cosup-02 Letter issued by the Central Bank of Brazil, on June 07th, 2011 and steps taken by the Board of Executive Officers in response to that letter, and

(e)        Finally,  acknowledged the Company´s economic-financial results for May, 2011.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which were read and approved, and signed by all Directors and the Secretary. São Paulo, June 21, 2011. a) Mr. Fabio Colletti Barbosa - Chairman of the Board of Directors; Mr.  Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira; Celso Clemente Giacometti,

[Free English Translation]

José Roberto Mendonça de Barros and Mss. Viviane Senna Lalli - Directors. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 21, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Vice-President Executive Officer

By:	/S/ Reginaldo Antônio Ribeiro
Reginaldo Antônio Ribeiro Officer